Exhibit 10.14

Renee Martek	One La-Z-Boy Drive
Director of Talent Acquisition	Monroe MI 48162
La-Z-Boy Incorporated	734-770-4602

May 17, 2018

Melinda Whittington
609 Maple Avenue
Lake Bluff, IL 60044

Dear Melinda:

I am pleased to offer you the position of Senior Vice President of Finance, salary grade M, for La-Z-Boy Incorporated, reporting to Kurt Darrow – Chairman, President and CEO. Your start date is expected to be June 18, 2018. Your title will change to that of Senior Vice President and Chief Financial Officer, effective June 21, 2018.

Following are the terms of the offer:

COMPENSATION

Base Compensation: The base salary for this position is $43,750.00 per month, paid monthly ($525,000.00 annualized, provided you work a full year), less withholding and other applicable taxes. This salary will be reviewed annually and may be adjusted as part of La-Z-Boy’s annual performance review process.

La-Z-Boy Omnibus Incentive Plan: In this position, you will be eligible to participate in the La-Z-Boy Incorporated 2017 Omnibus Incentive Plan (the “Incentive Plan”). Under the terms of the Incentive Plan, you will have an opportunity to earn a Short-Term Cash Incentive Award. Awards are paid out following the conclusion of a fiscal year based on how the Company performs against financial targets established early in the year. This position currently qualifies for a target award of 75% of eligible earnings during the fiscal year to a maximum of 150% if maximum targets are met. You will not receive anything if minimum performance thresholds are not met. You must be employed by the Company prior to February 1 to be eligible for that fiscal year’s award, and you will not receive anything if you are not actively employed by the Company on the last day of the fiscal year.

You will also be eligible for an annual equity award, which may consist of stock options, restricted stock, performance-based shares, or other forms, which will vest over time. Under our current award schedule, you would receive an equity award intended to provide value at the time of grant equal to 125% of your base salary, but the ultimate value to you would rise or fall as the trading price of the Company’s stock changes. You must be employed by La-Z-Boy Incorporated by June 18, 2018, in order to qualify for the FY2019 award.

You may not sell shares that you receive from equity awards until you have satisfied your stock ownership requirement. As a Named Executive Officer, you will be required to own stock in La-Z-Boy Incorporated equal in value to three times your starting annual salary based on a representative share price. The price that will apply to your requirement is $26.23, so you will be required to own 60,046 shares. You will have five (5) years to satisfy the requirement and shares that you receive from equity awards may be used to meet the requirement. Thereafter, the requirement is adjusted every three (3) years based on your salary at that time and a representative share price. More specific information will be provided in separate letter from Christa Branum, Manager of Compensation & Executive Programs.

All awards are subject to approval by the Compensation Committee of the Company’s Board of Directors. The Company reserves the right to modify the Incentive Plan at any time.

Special Stock Award: In addition to the equity award described above, a one-time award of 20,000 shares of restricted stock will be issued to you on your start date of June 18, 2018. One quarter of the shares will vest each year on the annual anniversary of the grant date. If you cease to be a La-Z-Boy employee for any reason before some or all of the shares have vested, you will not receive anything for the unvested shares, except as otherwise provided in the Incentive Plan and the applicable award agreement.

Housing Assistance: The Company will pay you an additional, one-time lump sum of $50,000.00 net to assist in covering expenses related to housing and travel to/from the Monroe area. Additional information is provided in the attached relocation document.

BENEFITS

Please review the attached summary outlining La-Z-Boy’s benefits package. In addition, we are pleased to offer you the following:

Performance Compensation Retirement Plan: You are eligible to participate in the Performance Compensation Retirement Plan. The company, based on its achievement of certain financial goals, makes a contribution of up to 25% of the total cash compensation (salary and bonus) you receive for a fiscal year, and you specify the timetable from five to twenty years on which you will be paid out after you leave the company. Contributions vest once you are at least 55 years old and your age plus credited service equals or exceeds 65. You receive a contribution only for complete fiscal years in which you are employed; therefore, you will first be eligible to receive a contribution for our 2020 fiscal year, which will run from April 28, 2019, through April 25, 2020.

Non-Qualified Deferred Compensation Plan: You are eligible to participate in the Non-Qualified Deferred Compensation Plan. This plan permits highly-compensated employees the option to defer on a pre-tax basis up to 100% base salary and/or annual bonus achieved based on company performance. Deferral elections shall be limited to the extent necessary to pay applicable FICA/Medicare and other employment taxes, employee benefit plan withholding and income tax withholding. This provides an additional avenue to save pre-tax income in excess of the limits imposed under qualified plans. Not only can you reduce your current income taxes, but this plan may help you meet your personal financial goals. A variety of investment options are available in an array of asset classes. You will receive more details of this plan and be offered the opportunity to enroll within 30 days of notification.

Severance Plan.  As an Executive Officer, you will be entitled to participate in the Severance Plan.  In the event that at any time prior to the second anniversary of your start date, (i) the Company terminates the Severance Plan or amends it to reduce the benefits payable, or removes you from your position as an Executive Officer, and (ii) your employment is terminated by the Company without Cause or by you for Good Reason (as defined in the Severance Plan), you will receive the Severance Benefits you would have received under the Severance Plan if the Severance Plan had not been terminated or amended and if you had been an Executive Officer immediately prior to termination.

Vacation: You are eligible for four (4) weeks’ vacation for fiscal year 2019 (May 1, 2018, through April 30, 2019) and four (4) weeks the following fiscal year.

Health Care COBRA Reimbursement: Following 60 days of employment, you will be eligible to participate in our medical plan, dental plan, and prescription drug plan. Up until this time, La-Z-Boy will reimburse your cost to continue your current medical, dental, and/or prescription drug coverage via COBRA less the employee contribution cost of the La-Z-Boy plan you elect.

The terms of this offer for employment with La-Z-Boy are contingent upon the successful completion of a pre-employment drug screen, education verification, background check, and a credit check (if applicable). You will be required to present a picture identification card at the time of the drug screen. You will not be able to begin work until we receive the results of the required pre-employment checks.

Melinda, we are very excited about the prospect of your joining our La-Z-Boy team. I look forward to your response. In the meantime, if you have any questions, please feel free to contact me.

Sincerely,

Renee Martek

Director of Talent Acquisition

Enclosures (4): Benefit Matrix; Relocation Agreement; Severance Plan; Change of Control Document

I accept the offer for the position as described in this offer letter.

/s/ Melinda Whittington	May 18, 2018
Melinda Whittington	Date